SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              Qualstar Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    74758R109
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                                 (CUSIP Number)

                             BKF Capital Group, Inc.
                                Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                            Boca Raton, Florida 33432
                                 (561) 362-4199

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2011
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         1,619,272
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           1,619,272
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,619,272
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         13.2%
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14.      TYPE OF REPORTING PERSON

         CO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           1,676,972
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                   1, 676,972
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1, 676,972
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         13.7%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of August 8, 2011, the Issuer had 12,253,117 shares of Common Stock outstanding.


Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 1 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

    On September 9, 2011, BKF Capital acquired, in an open market transaction, using its working capital, 19,040 shares of Common Stock at a purchase price of $1.90 per share or $36,176. Then on September 13, 2011, BKF Capital acquired, in an open market transaction, using its working capital, an additional 1,500 shares of Common Stock at a purchase price of $1.92 per share or $2,880.

Item 4. Purpose of Transaction.

    BKF Capital acquired and holds the shares of Common Stock for investment purposes. BKF Capital may: (i) increase or decrease its beneficial ownership of Common Stock or other securities of the Issuer, (ii) sell all or part of its shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. BKF Capital has not reached any decision with respect to any such possible actions. If BKF Capital does reach a decision to undertake any of the above described possible actions, it will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital may be deemed to beneficially own an aggregate of 1,617,772 shares of the Issuer's Common Stock, representing approximately 13.2% of the total shares of Common Stock deemed outstanding. BKF Capital owns of record 1,617,772 shares of Common Stock, as to which it possesses voting and disposition power. Mr. Bronson individually through BA Value Investors, LLC and as the President of BKF Capital may be deemed to beneficially own an aggregate of 1,675,472 shares of the Issuer's Common Stock, representing approximately 13.7% of the total shares of Common Stock deemed outstanding. Mr. Bronson, as the sole owner of BA Value Investors, LLC, owns of record 57,700 shares of Common Stock, as to which he possesses voting and disposition power.

     (c) The following open market transactions were effected by BKF Capital, during the past sixty (60) days:

                    Buy/                Number       Price
Trade Date          Sell                of Shares    Per Share
---------------------------------------------------------------
9/8/11              Buy                  4,360       $1.90
9/1/11              Buy                  5,300       $1.827
8/31/11             Buy                  5,433       $1.7317
8/26/11             Buy                  4,000       $1.70
8/25/11             Buy                  2,000       $1.70
8/24/11             Buy                  6,400       $1.70
8/23/11             Buy                    800       $1.68
8/22/11             Buy                  6,000       $1.70
8/15/11             Buy                  5,000       $1.68
8/12/11             Buy                  1,000       $1.66
8/9/11              Buy                 15,480       $1.648
8/8/11              Buy                 19,259       $1.66
7/7/11              Buy                  8,000       $1.83


     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


Item 7. Material to be Filed as Exhibits.

         None

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     September 15, 2011



                                            BKF Capital Group, Inc.


                                            By: /s/ Steven N. Bronson
                                                --------------------------
                                                Steven N. Bronson, President



                                            Steven N. Bronson


                                                /s/ Steven N. Bronson
                                                --------------------------
                                                Steven N. Bronson




Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).